KOPJAGGERS, INC.

August 13, 2014

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

To Whom It May Concern:

Please find this letter in response to your telephone inquiry and discussion between counsel for our company and Michael Kennedy regarding the recent filing of a Definitive 14C by the issuer. Due to miscommunication, counsel for the issuer, wasn't properly informed of the Commission's continued review of the Preliminary 14C.

Per the request of the Commission, the issuer, Kopjaggers, Inc. hereby agrees to refrain from a) taking any corporate action as described in the 14C filings; and b) distributing the same 14C to shareholders until such time that the Commission has informed the issuer of its completed review or as otherwise prescribed by the Commission.

Thank you kindly for your time and efforts. Sincerely

Louis "Tiny" Paveglio COO, Kopjaggers, Inc.